UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. 3)*

                     Accuhealth, Inc.
                     (Name of Issuer)

               Common Stock, $.01 Par Value
              (Title of Class of Securities)


                        04380911
                     (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person:

(1) has a previous statement on file reporting beneficial

ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).  (See Rule 13d-7).



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                     Page 1 of 12 Pages



















CUSIP No.                      13G         Page  2   of   12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Penfield Partners, L.P.  ("The Fund")

     F13-3494422

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     Delaware

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 NUMBER OF     (5) SOLE VOTING POWER    327,028

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER             None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER   327,028

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER        None

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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     327,028

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES



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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     14.09

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(12) TYPE OF REPORTING PERSON*



     IV

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CUSIP No.                      13G             Page  3  of  12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Pine Creek Adviser, L.P. ("Pine Creek")

     F13-3749534

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     Delaware

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 NUMBER OF     (5) SOLE VOTING POWER              None

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER            None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER         327,028

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER       None

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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     327,028

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     14.09

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(12) TYPE OF REPORTING PERSON*



     IA

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CUSIP No.                       13G         Page  4  of  12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     William D. Witter, Inc. ("Witter, Inc.")

     F13-2879276

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     New York

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 NUMBER OF     (5) SOLE VOTING POWER          60,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER           None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER     387,028

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER      None

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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     387,028

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     16.67

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(12) TYPE OF REPORTING PERSON*



     IA

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CUSIP No.                       13G         Page  5   of   12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     William D. Witter

     ###-##-####

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     United States

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 NUMBER OF     (5) SOLE VOTING POWER         60,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER       327,028

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER    387,028

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER       None

----------------------------------------------------------------

(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     387,028

----------------------------------------------------------------

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     16.67

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IN

----------------------------------------------------------------



















                                             Page 6 of 12 Pages





Item 1.

(a)  Name of Issuer:  Accuhealth, Inc..

(b)  Address of Issuer's Principal Executive Offices:

     1575 Bronx River Avenue, Bronx, N.Y. 10460



Item 2.

(a)-(c)   Name of Person Filing; Address of Principal Business

Office; and Place of Organization:  This statement is filed on behalf of (i) Penfield Partners, L.P., a Delaware limited

partnership (the "Fund"), (ii) Pine Creek Advisers Limited

Partnership, a Delaware Limited Partnership ("Pine Creek"),

(iii) William D. Witter, Inc. ("Witter, Inc.") and (iv)

William D. Witter.  Each of the foregoing is hereinafter

individually referred to as a "Reporting Person" and

collectively as the "Reporting Persons."  The principal office and business address of the Reporting Persons is 153 East 53

Street, 51st Floor, New York, N.Y. 10022.   The business of

the Fund is to acquire, purchase, invest in, sell, convey,

transfer, exchange and otherwise trade in principally equity and equity related securities.  Pine Creek is a general

partner of and investment adviser to the Fund.  Pine Creek is registered as a investment adviser under the Investment

Advisers Act of 1940, as amended.  The principal business of

Pine Creek is to act as a general partner of and investment

adviser to the Fund.



                                        Page 7 of 12 Pages



Witter, Inc. is the sole general partner of Pine Creek.

Witter, Inc. is a New York corporation registered as an

investment adviser under the Advisers Act of 1940 and also

serves as the investment adviser to institutional and

individual clients.  William D. Witter is the President and

98.6% shareholder of Witter, Inc.  Mr. Witter is also an

Individual General Partner of the Fund and is principally

responsible for the selection, acquisition and disposition of the portfolio securities by Witter, Inc. on behalf of Pine

Creek and the Fund.

2 (b)     Title of Class of Securities: See cover sheets.

2(c)      CUSIP Number:  See cover sheets.



Item 3.   This Schedule is being filed pursuant to Rule 13d-

          1(b):

(a) ( )   Broker or Dealer registered under section 15 of the

          Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of

          the Act

(d) (x)   Investment Company registered under section 8 of the

          Investment Company Act

(e) (x)   Investment Adviser registered under section 203 of

          the Investment Advisers Act of 1940

(f) ( )   Employee Benefit Plan, Pension Fund which is subject

                                   Page 8 of 12 Pages



          to the provisions of the Employee Retirement Income

          Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with $240.13d

          -1 (b) (ii) (G)

(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)

          (H)

See Exhibit A attached hereto.

Item 4.   Ownership:

(a)  Amount Beneficially Owned: 387,028 shares of Common Stock are beneficially owned by Witter, Inc. and William D. Witter.

This amount is composed of 187,500 Convertible Preferred

Stock, convertible into 187,500 shares of Common Stock and

139,528 shares of Common Stock owned by the Fund; and 60,000 shares of Common Stock is owned by William D. Witter, Inc.

(b)  Percent of Class:  16.67 percent of the Common Stock are beneficially owned by Witter, Inc. and William D. Witter.

14.09 percent of the common stock are beneficially owned by

the Fund and Pine Creek.

(c)  Number of Shares as to Which Such Person Has Rights to

Vote and/or Dispose of Securities:  The Fund has the sole

power to vote or to direct the vote and to dispose or to

direct the disposition of all securities reported hereby which are beneficially owned by the Fund.  William D. Witter has the sole power to vote or to direct the vote of 60,000 shares by virtue of being the President and primary owner of Witter,

                                        Page 9 of 12 Pages



Inc.  William D. Witter has shared power to vote or to direct the vote of 327,028 shares by virtue of being the Individual

General Partner of the Fund.  Pine Creek, Witter, Inc. and

William D. Witter have the sole power to dispose or to direct the disposition of all securities reported hereby which are

beneficially owned respectively by Pine Creek, Witter, Inc.

and William D. Witter.



Item 5. Ownership of Five Percent or Less of a Class:  If

this statement is being filed to report the fact that as of

the date hereof the reporting person has ceased to be the

beneficial owner of more that five percent of the class of

securities, check the following _____.



Item 6.Ownership of More than Five Percent on Behalf of

Another Person:  The 327,028 shares are owned directly by the

Fund.  The Fund has the right to receive any dividends from,

or proceeds from the sale of, such securities.  The 60,000

shares owned directly by Witter, Inc. are held on behalf of

various clients of the firm.  These clients have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



Item 7. Identification and Classification of the Subsidiary

Which Acquired the Security being Reported on by the Parent

Holding Company:  See Exhibit A attached hereto.









                                   Page 10 of 12 Pages





Item 8. Identification and Classification of Members of the

Group:  Not applicable



Item 9. Notices of Dissolution of Group:  Not applicable.



Item 10.  Certification:

Each of the undersigned certifies that, to the best of

his knowledge and belief, the securities referred to above

were acquired in the ordinary course of business and were

acquired for the purpose of and do not have the effect of

changing or influencing the control of the issuer of such

securities and were not acquired in connection with or as a

participant in any transaction having such purpose or effect.























                                        Page 11 of 12 Pages





                          SIGNATURE

     After reasonable inquiry and to the best of his knowledge

and belief, each of the undersigned certifies that the

information set forth in this statement is true, complete and correct.



Dated: January 9, 1998









                         PENFIELD PARTNERS, L.P.





                         By:/s/ William D. Witter

                            William D. Witter

                            Individual General Partner









                         PINE CREEK ADVISERS LIMITED

                                PARTNERSHIP





                         By:/s/ William D. Witter

                            William D. Witter

                            General Partner









                         WILLIAM D. WITTER, INC.







                         By:/s/ William D. Witter

                            William D. Witter

                            President













                                        Page 12 of 12 Pages







                          EXHIBIT A





     This Exhibit explains the relationship between the

Reporting Persons.  Pine Creek Advisers Limited Partnership

is registered as an investment adviser under the Advisers Act of 1940.  Pine Creek was formed for the purpose of acting as the Fund's investment adviser.  William D. Witter, Inc. is a

New York corporation registered as an investment adviser under the Advisers Act, and the sole general partner of Pine Creek.

Witter, Inc. serves as an investment adviser for individuals and institutions.  William D. Witter is the President of

William D. Witter, Inc. and serves as an Individual General

Partner to the Fund.